UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 26, 2017

Bay Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	000-23090	52-1660951
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(IRS Employer Identification No.)

7151 Columbia Gateway Drive, Suite A, Columbia, MD		21046
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (410) 737-7401

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 8-K/A (this “Amendment”) amends Item 9.01 and the Exhibit Index of, and the exhibits to, the Current Report on Form 8-K filed by Bay Bancorp, Inc. (the “Company”) on September 27, 2017 (the “Original Report”) for the purposes of (i) filing as Exhibit 2.1 the Agreement and Plan of Merger, dated as of September 27, 2017, by and between Old Line Bancshares, Inc. and the Company referenced in Item 1.01 of the Original Report and (ii) filing as Exhibit 99.2 the form of Support Agreement referenced in Item 1.01 of the Original Report. In addition, the Company indicated in Item 1.01 of the Original Report that Exhibit 2.1 and Exhibit 99.2 would be filed by amendment, so this Amendment revises Item 1.01 to reflect that these exhibits have been filed with this Amendment.

Except as described in the foregoing paragraph, this Amendment does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Original Report. All information contained in the Original Report is subject to updating and supplementing as provided in the Company's reports filed with the Securities and Exchange Commission subsequent to the date on which the Original Report was filed.

Item 1.01.	Entry into a Material Definitive Agreement.

On September 27, 2017, Bay Bancorp, Inc. (the “Company”), the parent company of Bay Bank, FSB (the “Bank”), and Old Line Bancshares, Inc. (“Old Line”), the parent company of Old Line Bank, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Old Line will acquire the Company in an all-stock deal valued at approximately $128.6 million, subject to adjustment as discussed below. The Merger Agreement, which has been approved by the boards of directors of both companies, provides that the Company will be merged with and into Old Line, with Old Line as the surviving corporation (the “Merger”). Immediately following the Merger, the Bank will be merged with and into Old Line Bank, with Old Line Bank as the surviving bank (the “Bank Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each outstanding share of Company common stock will be converted into the right to receive shares of Old Line common stock. The number of shares of Old Line common stock for which shares of Company common stock will be exchanged in the Merger (the “Per Share Consideration” and/or the “Exchange Ratio”) will vary depending on the volume-weighted average closing prices of Old Line common stock for the 20 trading days prior to the date that is five trading days before the closing date of the Merger (the “Average Price”). Such calculation will be made as follows:

1.	If the Average Price is between $25.66 and $29.15, then the Exchange Ratio will be equal the number of shares of Old Line common stock determined by dividing $11.80 by the Average Price;

2.	If the Average Price is $29.16 or above, then the Exchange Ratio will equal 0.4047 shares of Old Line common stock; and

3.	If the Average Price is $25.65 or below, then the Exchange Ratio will equal 0.4600 shares of Old Line common stock.

The Exchange Ratio is subject to customary anti-dilution adjustments in the event of stock splits, stock dividends, recapitalizations and similar transactions involving Old Line common stock

In addition to the foregoing potential adjustments, the Exchange Ratio will be increased to give effect to (1) the after-tax income that the Company and/or the Bank recognize from its settlement of the lawsuit captioned Lois F. Lapidus, et al. v. Bay Bank, FSB, No. RDB 16-03260 (the “Lawsuit”), and (2) subject to the limitation described below, any after-tax income that the Company and/or the Bank recognize from the resolution of certain loans (the “Net Loan Recovery Amount”). In the case of the Lawsuit, the amount of the increase will be determined by (a) dividing such after-tax income by the number of shares of Company common stock outstanding immediately prior to the effective date of the Merger (the “Effective Date”), and (b) dividing that amount by the Average Price. In the case of loan resolutions, any increase will be calculated by (x) dividing the Net Loan Recovery Amount by the number of shares of Company common stock outstanding immediately prior to the Effective Date, and (y) dividing that amount by the Average Price; provided, however, that if the Company’s consolidated net loan and lease charge-offs between August 4, 2017 and the Effective Date exceeds $226,000, then the Net Loan Recovery Amount will be reduced by such excess, subject to a cap of $500,000.

As disclosed in Item 8.01 of this report, Bay Bank recently settled the Lawsuit and expects to recognize $984,750 in after-tax income related to such settlement prior to the Effective Date. The amount by which this after-tax income will increase the Exchange Ratio cannot be determined as of the date of this report because that increase will be a function of the Average Price and the number of shares of Company common stock outstanding immediately prior to the Effective Date.

Options to purchase Company common stock that are outstanding at the Effective Date will be converted into the right to receive cash in the amount determined by multiplying (1) the number of shares of Company common stock issuable upon the exercise of such option by (2) the difference between (a) the Average Price multiplied by the Exchange Ratio and (b) the exercise price per share of Company common stock issuable upon the exercise of such option. As of the date of this report, there were outstanding options to purchase 176,544 shares of Company common stock having a weighted-average exercise price of $5.13 per share.

Old Line has agreed to elect three current members of the Company’s board of directors to serve on the Old Line and Old Line Bank boards of directors after the Merger, including Joseph J. Thomas, who is a director and the President and Chief Executive Officer of the Company and the Bank, Eric D. Hovde, who is the Chairman of the boards of the Company and the Bank, and a third director to be determined by the mutual agreement of Old Line and the Company prior to the Merger.

The Merger is intended to be tax-free to the Company’s stockholders to the extent they receive shares of Old Line common stock in exchange for their shares of the common stock of the Company.

The Company has agreed to various customary covenants and agreements, including (1) to conduct its business in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the consummation of the Merger, (2) not to engage in certain kinds of transactions or take certain actions during this period (without the prior written consent of Old Line) and (3) to convene and hold a meeting of its stockholders to consider and vote upon the Merger. Further, the Company has generally agreed not to solicit proposals relating to, enter into discussions or negotiations concerning, or provide confidential information in connection with, alternative mergers, consolidations, acquisitions or other business combination transactions or agree to or approve such an alternative transaction unless they are deemed to constitute Superior Proposals (defined below).

Old Line has likewise agreed to various customary covenants and agreements, including, among others, (1) not to take certain actions during the interim period between the execution of the Merger Agreement and the consummation of the Merger that could frustrate the closing of the Merger (without the prior written consent of Bay), and (2) to convene and hold a meeting of its stockholders to consider and vote upon the Merger.

Completion of the Merger is subject to various conditions, including, among others: (1) the approval of the Merger by the stockholders of both the Company and Old Line; (2) the effectiveness of the registration statement on Form S-4 that Old Line intends to file with the U.S. Securities and Exchange Commission (the “SEC”) to register the offer and sale of the shares of Old Line common stock to be issued in the Merger; (3) the filing of any required forms with The NASDAQ Stock Market, LLC in connection with the issuance of the shares of Old Line common stock to be issued in the Merger and the completion of any review of such forms; and (4) the receipt of required regulatory approvals without the imposition of any condition or requirement that would, in the good faith reasonable judgment of the board of directors of either the Company or Old Line, constitute a Burdensome Condition (as defined in the Merger Agreement) or so otherwise materially and adversely impact the economic or business benefits to the Company or Old Line, as applicable, of the transactions contemplated by the Merger Agreement as to render consummation of the Merger inadvisable.

Each party’s obligation to consummate the Merger is also subject to certain additional customary conditions, including: (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party; (2) performance in all material respects by the other party of its obligations; (3) no more than 10% of the outstanding shares of the Company common stock shall have been qualified by their owners for appraisal rights under Maryland law with respect to the Merger (with respect to Old Line’s obligation only); (4) there shall not have occurred, since the date of the Merger Agreement, a Material Adverse Effect (as defined in the Merger Agreement) with respect to Old Line or Old Line Bank, on the one hand, or the Company or the Bank, on the other hand; and (5) the receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The parties may agree to terminate the Merger Agreement at any time. In addition, the Merger Agreement contains certain termination rights for Old Line and the Company, as the case may be, including upon (each, a “Termination Event”): (1) final, non-appealable denial of required regulatory approvals or consents; (2) the failure of the Merger to be completed by April 30, 2018, or June 30, 2018 if such failure is because of a failure to obtain any required regulatory approval or consent (unless caused by a material breach of the Merger Agreement by the party seeking to terminate); (3) a breach by the other party that is not or cannot be cured within 30 days’ notice of such breach if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement (provided that if the breach can be cured within 60 days’ notice, the cure period will be 60 days); (4) failure of the Company’s stockholders or Old Line’s stockholders to approve the Merger; (5) if the Company’s board of directors withdraws, changes or modifies its recommendation to its stockholders in any manner adverse to Old Line regarding the Merger Agreement or the Merger or approves or announces an intention to enter into an alternative transaction; (6) if the Old Line board of directors withdraws, changes or modifies its recommendation to its stockholders in any manner adverse to the Company regarding the Merger Agreement or the Merger; (7) the Company’s board of directors has made a determination to accept a Superior Proposal or has entered into an agreement with respect to a Superior Proposal; (8) Old Line or Old Line Bank enter into an agreement with a view to being acquired by, or effecting a business combination, as a result of which Old Line is not the surviving entity or Old Line’s directors, as of the date of the Merger Agreement, do not comprise the majority of the surviving entity’s board of directors, with any entity other than the Company or the Bank and the Company’ s board of directors determines that, after considering the advice of counsel and its financial advisers, such transaction is not in the best interests of the Company’s stockholders (provided that the Company must exercise this termination option within 30 calendar days after Old Line is required to file a Current Report on Form 8-K regarding events triggering this termination option); (9) if any required regulatory approval or consent is granted but contains or would result in the imposition of a Burdensome Condition and there is no meaningful possibility that such consent or approval could be revised prior to June 30, 2018 so as not to contain or result in a Burdensome Condition; or (10) the enactment of any law or the imposition of any decree, injunction, judgment, order, ruling or writ that prohibits consummation of the Merger.

The Merger Agreement defines a “Superior Proposal” as a third party unsolicited bona fide written proposal to enter into an agreement with the Company on terms that the Company’s board of directors determines in its good faith judgment, after consultation with and having considered the advice of its outside legal counsel and financial advisers: (1) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of the Company’s common stock or all, or substantially all, of the assets of the Company or the Bank on a consolidated basis; (2) would result in a transaction that involves consideration to the Company’s stockholders that is more favorable than the consideration to be paid to the Company’s stockholders pursuant to the Merger Agreement (taking into account all legal, financial, regulatory and other aspects of such proposal and the entity making such proposal); (3) is not conditioned on obtaining financing (and with respect to which the Company has reasonably assured itself of such entity’s ability to fully finance its proposal); and (4) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of such proposal.

In addition to the parties’ rights to terminate upon the occurrence of the Termination Events discussed above, the Company may terminate the Merger Agreement if both of the following conditions are satisfied: (1) if, at any time during the five-day period commencing on the fifth trading day immediately preceding the Effective Date (the “Determination Date”), (a) the number (the “OLB Ratio”) determined by dividing (i) the volume-weighted average of the closing prices of Old Line common stock during the 20 prior trading days (the “Average Closing Price”) by (ii) $27.00 is less than 0.90 (the “OLB Ratio”), and (b) the OLB Ratio is less than 85% of the amount determined by dividing (i) the average of the closing prices of the NASDAQ Bank Index for the 20 consecutive trading days ending on the trading day prior to the Determination Date by (ii) $3,766.28 (the “Index Ratio”); and (2) Old Line does not exercise its right to increase the value of the Merger to the Company’s stockholders by increasing the Exchange Ratio or making a cash payment of all or part of the increase so that, in either case, the value of the Exchange Ratio will equal the lesser of: (a) the amount obtained by multiplying the Exchange Ratio (as in effect immediately prior to any adjustment) by $24.30; or (b) the amount obtained by dividing (i) the product of the of the Index Ratio, 0.85, the Exchange Ratio (as in effect immediately prior to any adjustment) and the Average Closing Price by (ii) the OLB Ratio.

Upon termination of the Merger Agreement by Old Line pursuant to any of the Termination Events described in clauses (1), (2), (3) or (5) above, or by Old Line or the Company pursuant to clause (7) above, assuming in the case of (1) and (2) that such failure is due to the knowing, willful and intentional actions or inactions of the Company or the Bank and provided that in the case of (1), (2) and (5) that Old Line is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement, the Company will be obligated to pay Old Line a termination fee equal to $5,076,000. If Company terminates the Merger Agreement because of a Termination Event described in any of clauses (1), (2), (3) or (6) above, assuming in the case of (1) and (2) that such failure is due to the knowing, willful and intentional actions or inactions of Old Line or Old Line Bank, and in the case of (1), (2) and (6) that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement, then Old Line will be obligated to pay the Company a termination fee equal to $5,076,000.

In connection with the execution of the Merger Agreement, each of the Company’s directors and H Bancorp LLC, the Company’s parent bank holding company and largest stockholder, have, in their capacities as stockholders, entered into Support Agreements with the Company (the “Support Agreements”), pursuant to which they agreed, among other things, to vote their shares of the Company common stock in favor of the Merger, to take certain other actions in support of the Merger, and to forbear from taking certain actions detrimental to the Merger.

The foregoing information relating to the Merger and the related transactions is intended only as a summary and is qualified in its entirety by reference to the terms of the Merger Agreement and the Support Agreements (the “Merger Documents”). Copies of the Merger Agreement and the form of Support Agreement are filed as Exhibit 2.1 and Exhibit 99.2 to this report, respectively, pursuant to Item 601 of the SEC’s Regulation S-K and to provide investors and security holders with information regarding their terms. This report is not intended to provide any other factual or financial information about the Company, Old Line or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Documents were made only for purposes of those documents and as of specific dates; were solely for the benefit of the parties to the Merger Documents, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Documents instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Old Line or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Documents, which subsequent information may or may not be fully reflected in public disclosures by the Company and/or Old Line.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Old Line will file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. These materials will set forth complete details of the Merger. Stockholders and investors of Old Line and the Company are urged to read the registration statement and the joint proxy statement/prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Old Line, the Company and the proposed transaction.

Investors and security holders of Old Line and the Company will be able to obtain the documents (when available) free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed with the SEC by Old Line will be available free of charge on Old Line’s website at www.oldlinebank.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Security holders of Old Line may also obtain such documents free of charge by requesting them in writing to Old Line Bancshares, Inc., 1525 Pointer Ridge Place, Bowie, Maryland 20716, Attention: Investor Relations. Security holders of the Company may access the final joint proxy statement/prospectus and any documents filed by the Company with the SEC free of charge from the SEC’s website noted above or at the Company’s website at www.baybankmd.com under the tab “About Us” and then the tab “Investor Relations” and then under the heading “SEC Filings,” or by requesting them in writing to Bay Bancorp, Inc., 7151 Columbia Gateway Drive, Suite A, Columbia, Maryland 21046, Attention: Investor Relations. Investors and security holders may also read and copy any reports, statements and other information filed by Old Line with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC. Information about the operation of the SEC Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information on these websites are not, and shall not be deemed to be, a part of this report or incorporated into other filings that Old Line or the Company make with the SEC.

Old Line, the Company and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Old Line and the Company in connection with the Merger. Information regarding the interests of these participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement/prospectus regarding the Merger when it becomes available. Additional information about the directors and executive officers of Old Line and their ownership of Old Line common stock is set forth in the definitive proxy statement for Old Line’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 8, 2017 and available as noted above. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the definitive proxy statement for the Company’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 12, 2017.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the plans, objectives, expectations and intentions of the Company and other statements contained in this report that are not historical facts, and other statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “should” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the Company and Old Line and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company or Old Line. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties. Factors that could contribute to those differences include, but are not limited to, changes in laws and regulations applicable to the businesses of the Company, Old Line, and their respective subsidiaries, changes in rules, policies and positions of the federal and state regulators of the Company, Old Line, and their respective subsidiaries, future impacts of the continuing economic recession (which could impact credit quality, adequacy of loan loss reserve and loan growth), changes in the general interest rate environment, competitive factors in the marketplace, and business risk associated with credit extensions and other banking activities. For a more complete discussion of these and other risk factors, please see Item 1A of Part I of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

The Company cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters attributable to the Company, Old Line, or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

The exhibits filed or furnished with this report are listed in the Exhibit Index which immediately follows the signatures hereto, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAY BANCORP, INC.

Dated: September 28, 2017	By:	/s/ Joseph J. Thomas
Joseph J. Thomas
President & CEO

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of September 27, 2017, by and between Old Line Bancshares, Inc. and Bay Bancorp, Inc. (the schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company undertakes to furnish supplemental copies of any of the omitted schedules or exhibits upon request by the SEC) (filed herewith)

99.1	Press release dated September 27, 2017*

99.2	Form of Support Agreement (incorporated by reference to Exhibit B of Exhibit 2.1 to this report)

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* Furnished with the Original Report.